November 25, 2015

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn:   Katherine Wray

Re: Majesco Entertainment Company
Registration Statement on Form S-3
Filed October 22, 2015
File No. 333-207564

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 5, 2015 (the “Comment Letter”) relating to filings referenced above made by Majesco Entertainment Company (the “Company”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form S-3 (the “Amended S-3”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

1. It appears you may be relying on General Instruction I.B.6 of Form S-3 to register the primary offering of securities covered by the registration statement. If true, please confirm your understanding of the requirement that the aggregate market value of securities sold by you or on your behalf pursuant to the above-referenced instruction during the period of 12 calendar months immediately prior to, and including, the sale may not account for more than one-third of the aggregate market value of the voting and non-voting common equity held by your non-affiliates. Please ensure you disclose the public float and the amount of securities offered during the prior 12 months pursuant to Instruction I.B.6 on the outside front cover of your prospectus. In this regard, we note that you have an effective shelf registration statement on Form S-3 (File No. 333-195917) that also relied on General Instruction I.B.6 of Form S-3 to register $15 million of the company’s securities. See Instruction 7 to General Instruction I.B.6 of Form S-3.

The Company disclosed the public float and the amount currently accessible based on the public float on the outside front cover of the prospectus. The company is in the process of withdrawing the effective shelf registration statement on Form S-3 (File No. 333-195917)

Cover Page

2. Please disclose that you currently have an effective shelf registration statement on Form S-3 (File No. 333-195917), and a pending resale registration statement on Form S-3 (File No. 333-205037). Also disclose the dollar amount that remains unsold under the effective registration statement, and the number of shares you are seeking to register for resale under the pending registration statement.

The Company disclosed that it has a pending resale registration statement on Form S-3 (File No. 333-205037).   The Company is withdrawing the effective shelf registration statement on Form S-3 (File No. 333-195917).

Item 16. Exhibits
Exhibit 23.2

3. We note that the consent of EisnerAmper LLP is not signed. Please amend to include a signed consent.

The consent of EisnerAmper LLP includes a conformed signature.

If you have any questions regarding our responses to the comments in the Letter, please do not hesitate to contact me at (212) 930-9700.

Sincerely, /s/ Peter DiChiara Sichenzia Ross Friedman Ference LLP